UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2012

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results

For the Third Quarter of Fiscal Year 2012

BEIJING, China, December 7, 2012 — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the third quarter of fiscal year 2012, ended September 30, 2012.

Third Quarter 2012 Highlights (1)

•

Total revenues were US$3.06 million (RMB19.21 million) in the third quarter of 2012, representing an increase of 0.9% from US$3.03 million in the second quarter of 2012 and a decrease of 27.7% from US$4.23 million in the third quarter of 2011.

•

GAAP net loss was US$3.25 million (RMB20.43 million), as compared to a net loss of US$1.47 million in the second quarter of 2012 and US$12.98 million in the third quarter of 2011. Non-GAAP net loss, which the Company defines as net loss excluding share-based compensation expenses, was US$3.26 million (RMB20.46 million) in the third quarter of 2012, as compared to non-GAAP net loss of US$1.53 million in the second quarter of 2012 and US$12.52 million in the third quarter of 2011.

•	Basic and diluted loss per ADS was US$0.07 (RMB0.44) in the third quarter of 2012, as compared to US$0.03 in the second quarter of 2012 and US$0.26 in the third quarter of 2011.

•	Cash and cash equivalents were US$12.55 million (RMB78.84 million) as of September 30, 2012.

•

Net cash used in operating activities was US$1.92 million (RMB12.07 million) in the third quarter of 2012, as compared to US$1.41 million in the second quarter of 2012 and US$8.81 million in the third quarter of 2011.

•	In July 2012, the Company paid US$8.07 million (RMB50.73 million) to repurchase and immediately retire an aggregate of 269,409,276 ordinary shares and 79,717 ADSs.

(1)	The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.2848, representing the noon buying rate as of September 28, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on September 28, 2012, or at any other rate.

Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, commented, “I am pleased to announce our third quarter’s earnings release. We have been focused on creating an interactive online video community based on our value generating user base and devoted to improving our user experience by improving our community. During the third quarter, we launched user growth system, revamped our major website, optimized the search and recommendation functions, and also enhanced our CDN system. Both the quality and quantity of our value generating users have been growing rapidly.”

Third Quarter 2012 Financial Results

Total revenues were US$3.06 million (RMB19.21 million) in the third quarter of 2012, representing an increase of 0.9% from US$3.03 million in the second quarter of 2012 and a decrease of 27.7% from US$4.23 million in the third quarter of 2011.

In the second quarter of 2011, the Company started to generate advertising revenues primarily from performance advertising services using a system called Application Advertisement (“AA”). The performance advertising revenue was realized through an affiliated advertising agent which is under common control of Shanda Interactive Entertainment Limited, the Company’s majority shareholder. The Company generated 94.6% of total revenues in the third quarter of 2012 through this affiliated advertising agent, as compared to 94.8% of total revenues in the second quarter of 2012.

Cost of revenues were US$3.66 million (RMB23.02 million) in the third quarter of 2012, remained flat compared to the second quarter of 2012, decreased 33.2% from US$5.48 million in the third quarter of 2011. Gross loss was US$0.61 million (RMB3.81 million) in the third quarter of 2012, as compared to a gross loss of US$0.63 million in the second quarter of 2012 and a gross loss of US$1.25 million in the third quarter of 2011. Non-GAAP gross loss, which is herein defined as a gross loss excluding share-based compensation expenses, was US$0.58 million (RMB3.63 million) in the third quarter of 2012, as compared to a non-GAAP gross loss of US$0.66 million in the second quarter of 2012 and US$1.22 million in the third quarter of 2011.

Operating expenses were US$2.85 million (RMB17.91 million) in the third quarter of 2012, representing an increase of 73.3% from US$1.64 million in the second quarter of 2012 and a decrease of 74.7% from US$11.28 million in the third quarter of 2011. Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses, were US$2.88 million (RMB18.11 million) in the third quarter of 2012, as compared to non-GAAP operating expenses of US$1.67 million in the second quarter of 2012 and US$10.85 million in the third quarter of 2011. The sequential increase was mainly attributable to (1) a net increase of US$0.61 million (RMB 3.82 million) in litigation expenses due to the second quarter reversal of accrued liabilities related to favorable settlements of copyright infringement and (2) a US$0.47 million (RMB2.95 million) change in bad debt expense due to the decreased collection of accounts receivable previously written down.

Operating loss was US$3.46 million (RMB21.71 million) in the third quarter of 2012, representing an increase of 51.9% from US$2.28 million in the second quarter of 2012 and a decrease of 72.4% from US$12.53 million in the third quarter of 2011. Non-GAAP operating loss, which reflects the exclusion of share-based compensation expenses, was US$3.46 million (RMB21.75 million) in the third quarter of 2012, as compared to the non-GAAP operating loss of US$2.34 million in the second quarter of 2012 and US$12.07 million in the third quarter of 2011.

Net loss was US$3.25 million (RMB20.43 million) in the third quarter of 2012, representing an increase of 120.9% from US$1.47 million in the second quarter of 2012 and a decrease of 75.0% from US$12.98 million in the third quarter of 2011. Non-GAAP net loss, which reflects the exclusion of share-based compensation expenses, was US$3.26 million (RMB20.46 million) in the third quarter of 2012, as compared to US$1.53 million in the second quarter of 2012 and US$12.52 million in the third quarter of 2011. The sequential increase in net loss was primarily attributable to (1) a US$0.73 million (RMB4.59 million) decrease in government subsidy benefits in the third quarter of 2012; (2) the US$0.61 million (RMB3.82 million) net increase in litigation expenses due to the second quarter reversal of accrued liabilities related to favorable settlements of copyright infringement and (3) the US$0.47 million (RMB2.95 million) of changes in bad debt expense.

Net loss attributable to Ku6 Media was US$3.25 million (RMB20.43 million) in the third quarter of 2012, as compared to US$1.47 million in the second quarter of 2012 and US$12.98 million in the third quarter of 2011. Non-GAAP net loss attributable to Ku6 Media, reflecting the exclusion of share based compensation expenses, was US$3.26 million (RMB20.46 million) in the third quarter of 2012, as compared to the non-GAAP net loss attributable to Ku6 Media of US$1.53 million in the second quarter of 2012 and US$12.52 million in the third quarter of 2011.

Net loss attributable to Ku6 Media per basic and diluted ADS was US$0.07 (RMB0.44) in the third quarter of 2012, as compared to US$0.03 in the second quarter of 2012 and US$0.26 in the third quarter of 2011. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 48.3 million in the third quarter of 2012, 50.2 million in the second quarter of 2012 and 50.2 million in the third quarter of 2011.

Adjusted EBITDA loss, which is herein defined as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items, was US$2.58 million (RMB16.23 million) in the third quarter of 2012, as compared to adjusted EBITDA loss of US$1.48 million in the second quarter of 2012 and US$10.58 million in the third quarter of 2011. The increase was primarily due to the increase in operating expenses.

As of September 30, 2012, the Company had US$12.55 million (RMB78.84 million) in cash and cash equivalents, compared to US$23.28 million as of June 30, 2012. The decrease was primarily due to the cash payment for share repurchase in the amount of US$8.08 million (RMB50.80 million) in the third quarter of 2012.

Recent Business Developments

The Company’s Repurchase and Immediate Retirement of Ordinary Shares and ADSs

On July 12 2012, the Company’s shareholders approved, at the Annual General Meeting, a repurchase (and retirement thereafter) of certain of the Company’s outstanding shares. This repurchase was settled with cash on July 30, 2012. In this transaction, the Company repurchased and immediately retired in the aggregate 269,409,276 ordinary shares formerly held by Mr. Shanyou Li (the original founder and former CEO), Mr. Zhizhong Hao (Former Senior VP), Ms. Xingye Zeng (Former VP of Sales) and Kumella Holdings Limited (an investment entity controlled by Mr. Shanyou Li), at a price of US$ 0.0291 per share, representing a premium to the Company’s current per share price (in total, such repurchase amounting to approximately US$7.84 million). The Company also repurchased and immediately retired 79,717 ADSs (each ADS representing 100 ordinary shares) held by Mr. Shanyou Li at a price of US$2.91 per ADS (in total, approximately US$0.23 million), which represented a premium to the then-current share price.

Given the volatile nature of the Company’s per-ADS price as an appropriate measure of fair value and the susceptibility of the per-share price to significant changes on small trading volumes, the Company engaged with an independent financial advisor to assist its management in determining the appropriate range indicative of the fair value per ADS. The repurchase price paid fell within an appropriate indicative range of fair value. The Company recorded this transaction via a charge to additional paid in capital for the repurchase amount.

Cooperation with NetEase

In September 2012, the Company entered into an agreement with NetEase, Inc. (“NetEase,” NASDAQ: NTES), a well-known internet company in China. Pursuant to the agreement, Ku6 Media will provide technology support for the video related activities on NetEase’s microblog platform, including video uploading and video sharing. Meanwhile NetEase’s microblog users will be given access to Ku6 Media video contents via embedded Ku6 Media video players.

Share Repurchase Program of 2011

Pursuant to a share repurchase program announced December 30, 2011, the Company’s Board of Directors have authorized the Company to repurchase up to an aggregate of US$3.2 million of its outstanding ADSs from time to time following the date thereof, based on market conditions. As of September 30, 2012, the Company has repurchased 11,100 ADSs from open market under this program.

Conference Call Information

Ku6’s management team will be hosting a corresponding conference call at 8:00am EST on Friday, December 7, 2012 (9:00pm Beijing time on the same day).

Dial-in numbers:
International Dial-in Number:	+65 67239381
United States Toll Free Number:	18665194004
Mainland China Toll Free Number:	4006208038 / 8008190121
Hong Kong Toll Free Number:	800930346
Conference ID:	74736454

A replay will be available from 1:00am December 8, 2012 EST for 7 days.

International Dial-in Number:	+61 2 8199 0299
United States Toll Free Number:	18554525696
Mainland China Toll Free Number:	4001200932
Hong Kong Toll Free Number:	800963117
Conference ID:	74736454

A live and archived webcast of the conference call will also be available at http://www.media-server.com/m/p/z2v9kooi

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China, focusing on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss, non-GAAP net loss attributable to Ku6 Media and adjusted EBITDA loss. We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and non-GAAP net loss attributable to Ku6 Media as the respective nearest comparable GAAP financial measure excluding share-based compensation expenses. We define adjusted EBITDA loss as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Telephone +86 10 5758 6835

ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2011 US$	September 30, 2012 US$ (Unaudited)	September 30, 2012 RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	26,751	12,545	78,843
Restricted cash	3,600	—	—
Accounts receivable, net	777	11	69
Accounts receivable due from related parties	2,740	3,247	20,407
Prepaid expenses and other current assets	884	738	4,638
Other receivables due from related parties	19,539	10,404	65,387
Total current assets	54,291	26,945	169,344
Non-current assets:
Deposits	307	307	1,929
Property and equipment, net	3,593	3,489	21,928
Acquired intangible assets, net	24,111	22,942	144,186
Investment in equity affiliate	255	—	—
Goodwill	6,233	6,233	39,173
Total non-current assets	34,499	32,971	207,216
TOTAL ASSETS	88,790	59,916	376,560
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	3,178	—	—
Accounts payable	6,365	4,748	29,840
Accrued expenses and other current liabilities	10,016	9,959	62,590
Other payables due to related parties	13,552	3,695	23,222
Total current liabilities	33,111	18,402	115,652
Non-current deferred tax liabilities	4,826	4,826	30,330
Total liabilities	37,937	23,228	145,982
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 5,019,786,036 shares and 4,741,295,060 shares issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	251	237	1,489
Additional paid-in capital	184,874	177,249	1,113,975
Accumulated deficit	(132,449)	(138,959)	(873,329)
Accumulated other comprehensive loss	(1,823)	(1,839)	(11,557)
Total Ku6 Media Co., Ltd. shareholders’ equity	50,853	36,688	230,578
Non-controlling interests	—	—	—
Total shareholders’ equity	50,853	36,688	230,578
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,790	59,916	376,560

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

	For the Three Months Ended				For the Nine Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2012
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising
Third parties	1,100	158	161	1,012	10,169	1,214	7,630
Related parties	3,129	2,871	2,895	18,194	4,632	9,551	60,026
Total revenues	4,229	3,029	3,056	19,206	14,801	10,765	67,656
Cost of revenues:
Advertising
Third parties	5,482	3,660	3,662	23,015	26,268	10,853	68,209
Related parties	—	—	—	—	380	—	—
Total cost of revenues	5,482	3,660	3,662	23,015	26,648	10,853	68,209
Gross loss	(1,253)	(631)	(606)	(3,809)	(11,847)	(88)	(553)
Operating expenses:
Product development	857	363	468	2,941	2,101	1,410	8,862
Sales and marketing	2,005	240	283	1,778	11,799	892	5,606
General and administrative	8,413	1,041	2,098	13,186	19,637	5,015	31,518
Total operating expenses	11,275	1,644	2,849	17,905	33,537	7,317	45,986
Operating loss	(12,528)	(2,275)	(3,455)	(21,714)	(45,384)	(7,405)	(46,539)
Interest income	49	162	129	810	89	462	2,904
Other income	32	993	256	1,609	730	1,249	7,850
Interest expenses	(330)	(213)	(114)	(716)	(786)	(564)	(3,545)
Equity in loss of affiliates	(201)	(138)	(66)	(415)	(201)	(252)	(1,584)
Loss before income tax expense	(12,978)	(1,471)	(3,250)	(20,426)	(45,552)	(6,510)	(40,914)
Income tax benefit	—	—	—	—	99	—	—
Net loss	(12,978)	(1,471)	(3,250)	(20,426)	(45,453)	(6,510)	(40,914)
Less: Net loss attributable to non-controlling interests	2	—	—	—	47	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(12,976)	(1,471)	(3,250)	(20,426)	(45,406)	(6,510)	(40,914)
Loss per share—basic and diluted
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(US$0.00)	(US$0.00)	(US$0.00)	(RMB0.00)	(US$0.01)	(US$0.00)	(RMB0.00)
Loss per ADS—basic and diluted
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(US$0.26)	(US$0.03)	(US$0.07)	(RMB0.44)	(US$1.13)	(US$0.13)	(RMB0.82)
Weighted average shares used in per share calculation—basic and diluted	5,019,786,036	5,019,786,036	4,832,763,530	4,832,763,530	4,011,011,072	4,956,990,158	4,956,990,158
Weighted average ADSs used in per ADS calculation—basic and diluted	50,197,860	50,197,860	48,327,635	48,327,635	40,110,111	49,569,902	49,569,902

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended			For the Nine Months Ended
(Amounts in thousands)	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2012
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(12,978)	(1,471)	(3,250)	(20,426)	(45,453)	(6,510)	(40,914)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation (reversal)	461	(60)	(5)	(31)	1,754	444	2,790
Share-based compensation cost in relation to disposition of Yisheng	522	—	—	—	522	—	—
Depreciation and amortization	1,482	851	877	5,512	4,347	2,553	16,045
Amortization and write-down of licensed video copyrights	611	—	—	—	3,429	1	6
Impairment of intangible assets	—	—	—	—	1,365	—	—
Bad debt provision (reversal)	1,139	(656)	(187)	(1,175)	3,522	(2,202)	(13,839)
Reversal of legal provision	—	(565)	—	—	—	(565)	(3,551)
Exchange loss (gain)	239	(3)	(93)	(584)	317	(101)	(635)
Equity in loss of affiliates	201	138	66	415	201	252	1,584
Loss (gain) on disposal of property and equipments	2,942	(22)	—	—	2,978	(21)	(132)
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	1,980	733	188	1,182	2,217	2,969	18,660
Prepaid expenses and other current assets	(3,520)	169	(290)	(1,823)	(1,200)	145	911
Amount due from related parties	(2,723)	999	232	1,458	(3,738)	(603)	(3,790)
Deposits and other non-current assets	33	—	—	—	(285)	—	—
Inventories	—	—	—	—	31	—	—
Accounts payable	(2,540)	(517)	658	4,135	862	(1,381)	(8,679)
Accrued expenses and other current liabilities	3,491	(1,063)	(171)	(1,075)	3,237	508	3,193
Amount due to related parties	(153)	53	54	339	385	107	673
Income tax payable	—	—	—	—	(99)	—	—
Net cash used in operating activities	(8,813)	(1,414)	(1,921)	(12,073)	(25,608)	(4,404)	(27,678)
Cash flows from investing activities:
Purchases of property and equipment	(289)	(28)	(1,092)	(6,863)	(1,220)	(1,272)	(7,994)
Proceeds from disposal of property and equipments	—	23	—	—	—	23	145
Payments for licensed video copyrights	(1,388)	(8)	(88)	(553)	(5,376)	(236)	(1,483)
Cash-out from disposal of subsidiaries, net of cash disposed	(112)	—	—	—	(112)	—	—
Restricted cash for pledge of bank loans	(5,666)	—	3,600	22,625	(5,666)	3,600	22,625
Loans to related parties under common control by Shanda	(7,408)	—	—	—	(14,108)	(470)	(2,954)
Repayment of loans to related parties under common control by Shanda	—	9,700	—	—	—	9,700	60,962
Net cash provided by (used in) investing activities	(14,863)	9,687	2,420	15,209	(26,482)	11,345	71,301
Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	—	—	4	—	—
Proceeds from issuance of common shares to Shanda	—	—	—	—	50,000	—	—
Proceeds from issuance of convertible bonds to Shanda	—	—	—	—	50,000	—	—
Cash paid for redemption of convertible bonds to Shanda	(50,000)	—	—	—	(50,000)	—	—
Repurchase of ordinary shares	—	—	(8,083)	(50,800)	—	(8,083)	(50,800)
Borrowings from bank	2,093	—	—	—	2,093	—	—
Repayment for loans from bank	—	—	(3,148)	(19,785)	—	(3,148)	(19,785)
Borrowings from related parties under common control by Shanda	575	—	—	—	13,336	—	—
Repayment of loans from related parties under common control of Shanda	(12)	(6,768)	—	—	(12)	(9,904)	(62,244)
Net cash provided by (used in) financing activities	(47,344)	(6,768)	(11,231)	(70,585)	65,421	(21,135)	(132,829)
Effect of exchange rate changes on cash and cash equivalents	1,205	(9)	(5)	(31)	1,003	(12)	(76)
Net increase (decrease) in cash and cash equivalents	(69,815)	1,496	(10,737)	(67,480)	14,334	(14,206)	(89,282)
Cash and cash equivalents, beginning of period	111,444	21,786	23,282	146,323	27,295	26,751	168,125
Cash and cash equivalents, end of period	41,629	23,282	12,545	78,843	41,629	12,545	78,843

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.	Non-GAAP Gross Profit (Loss)

	For the Three Months Ended				For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Gross loss	(1,253)	(631)	(606)	(3,809)	(11,847)	(88)	(553)
Add back: share-based compensation	34	(31)	28	176	531	92	578

Non-GAAP gross profit (loss)	(1,219)	(662)	(578)	(3,633)	(11,316)	4	25

2.	Non-GAAP Operating Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Operating expenses	11,275	1,644	2,849	17,905	33,537	7,317	45,986
Deduct: share-based compensation	427	(29)	(33)	(207)	1,223	352	2,212

Non-GAAP operating expenses	10,848	1,673	2,882	18,112	32,314	6,965	43,774

3.	Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Product development expenses	857	363	468	2,941	2,101	1,410	8,862
Deduct: share-based compensation	140	(40)	22	138	345	41	258

Non-GAAP product development expenses	717	403	446	2,803	1,756	1,369	8,604

4.	Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Sales and marketing expenses	2,005	240	283	1,778	11,799	892	5,606
Deduct: share-based compensation	(2)	(17)	8	50	444	20	126

Non-GAAP sales and marketing expenses	2,007	257	275	1,728	11,355	872	5,480

5.	Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
General and administrative expenses	8,413	1,041	2,098	13,186	19,637	5,015	31,518
Deduct: share-based compensation	289	28	(63)	(395)	434	291	1,828

Non-GAAP general and administrative expenses	8,124	1,013	2,161	13,581	19,203	4,724	29,690

6.	Non-GAAP Operating Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Operating loss	(12,528)	(2,275)	(3,455)	(21,714)	(45,384)	(7,405)	(46,539)
Add back: share-based compensation	461	(60)	(5)	(31)	1,754	444	2,790

Non-GAAP operating loss	(12,067)	(2,335)	(3,460)	(21,745)	(43,630)	(6,961)	(43,749)

7.	Non-GAAP Net Loss

	For the Three Months Ended				For the Six Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(12,978)	(1,471)	(3,250)	(20,426)	(45,453)	(6,510)	(40,914)
Add back: share-based compensation	461	(60)	(5)	(31)	1,754	444	2,790

Non-GAAP net loss	(12,517)	(1,531)	(3,255)	(20,457)	(43,699)	(6,066)	(38,124)

8.	Non-GAAP Net Loss Attributable to Ku6 Media Co., Ltd.

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss attributable to Ku6 Media Co., Ltd.	(12,976)	(1,471)	(3,250)	(20,426)	(45,406)	(6,510)	(40,914)
Add back: share-based compensation	461	(60)	(5)	(31)	1,754	444	2,790

Non-GAAP net loss attributable to Ku6 Media Co., Ltd.	(12,515)	(1,531)	(3,255)	(20,457)	(43,652)	(6,066)	(38,124)

9.	Adjusted EBITDA Loss

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss attributable to Ku6 Media Co., Ltd.	(12,976)	(1,471)	(3,250)	(20,426)	(45,406)	(6,510)	(40,914)
Add back (deduct):
Interest income	(49)	(162)	(129)	(810)	(89)	(462)	(2,904)
Interest expenses	330	213	114	716	786	564	3,545
Income tax benefit	—	—	—	—	(99)	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	1,482	851	877	5,512	4,347	2,553	16,045

EBITDA loss	(11,213)	(569)	(2,388)	(15,008)	(40,461)	(3,855)	(24,228)
Adjustments:
Share-based compensation	461	(60)	(5)	(31)	1,754	444	2,790
Equity in loss of affiliates	201	138	66	415	201	252	1,584
Other income	(32)	(993)	(256)	(1,609)	(730)	(1,249)	(7,850)

Adjusted EBITDA loss	(10,583)	(1,484)	(2,583)	(16,233)	(39,236)	(4,408)	(27,704)

*	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name:	Frank Feng
Title:	Acting CFO

Date: December 7, 2012